Exhibit 99.1

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2024

The Annual General Meeting of Shareholders of Nayax Ltd. (the “Company”) will be held at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, on July 10, 2024, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2025, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

3.
Elect each of the following nominees as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law:

a.	Ms. Rina Shafir; and

b.	Ms. Vered Raz Avayo.

The financial statements of the Company for the fiscal year ended December 31, 2023 will be presented for discussion at the General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the above proposals, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) at the close of business on June 4, 2024 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

For information regarding how you can vote, refer to “How You Can Vote” in the attached Proxy Statement.

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel Tel: +972 3 769380, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.nayax.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Nechmad Chairman of the Board of Directors

Herzliya, Israel
May 30, 2024

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2024

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) of Nayax Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on Wednesday, July 10, 2024, at 4:00 p.m. Israel time at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, or at any adjournments or postponements thereof.

It is proposed at the General Meeting to adopt the following items:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2025, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

3.
Elect each of the following nominees as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law:

a.	Ms. Rina Shafir; and

b.	Ms. Vered Raz Avayo.

The financial statements of the Company for the fiscal year ended December 31, 2023 will be presented for discussion at the General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on June 4, 2024 (the “Record Date”), shall be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on May 26, 2024, the Company had outstanding 36,261,634 Ordinary Shares. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

•
Shareholders of record on the Company's U.S. transfer agent shareholder list are requested to complete, date and sign the enclosed form of proxy and to return it no later than Wednesday, July 10, 2024, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Tuesday, July 9, 2024) in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

•
If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or other nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

•
Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”) to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel no later than Wednesday, July 10, 2024, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, Registered Shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder or Non-registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Companies Law and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request shall be provided to the relevant TASE Member in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to deliver the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”).

•
Alternatively, Israeli Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, July 10, 2024, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

•	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

•
Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the General Meeting agenda may be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

•
Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information prior to meeting and Non-registered Shareholders must also provide an Ownership Certificate, no later than Sunday, July 7, 2024, at 4:00 p.m. Israel time (i.e., at least seventy-two (72) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about June 7, 2024. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by, as applicable: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the General Meeting); or (iii) voting in person at the General Meeting. However, attendance at the General Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the General Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

 Quorum and Vote Required for Approval of Each of the Proposals

Two (2) or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

Pursuant to the Companies Law, the approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Pursuant to the Companies Law, the approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which include for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

“Controlling shareholder” is defined under the Companies Law as any shareholder who has the ability to direct the Company’s activity, excluding such ability arising solely from the execution of the duties of a director or other officer of the Company. Additionally, the Israeli Securities Law, 1968 sets forth a presumption that any shareholder holding 50% or more of the “means of control” of the Company is a “controlling shareholder”. “Means of control” is defined under the Israeli Securities Law, 1968 as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For the purpose of Proposal 3, the term “controlling shareholder” shall also include the holder of 25% or more of the right to vote at a general meeting of the Company, provided no other shareholder holds more than 50% of the right to vote at a general meeting of the Company. Two (2) or more persons entitled to vote at a general meeting of the Company, each of whom has personal interest in the approval of a transaction, shall be considered as a single holder for the purpose of the approval of such transaction.

According to the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he or she has no personal interest in the approval of any of the items on the Meeting agenda, except if such shareholder notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the items on the Meeting agenda and you wish to inform that Company of such personal interest, you should submit such information in advance of voting to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting (and in case of proposals for nominating or removal of a director, at least five percent (5%) of the Company’s total voting rights) by submitting their proposals to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel, no later than the close of business on Thursday, June 6, 2024. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the General Meeting agenda, a revised agenda will be published by the Company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2023, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 28, 2024 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://nayax.com.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than three (3) and shall not exceed seven (7) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the compensation committee and the internal auditor.

Under U.S. securities laws, the Company qualifies as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement, as we currently do in Item 16G. “Corporate Governance” of our Annual Report. We also qualify as a “controlled company” as such term is defined in applicable Nasdaq listing rules. Although we do not intend to rely on any “controlled company” exemption from Nasdaq corporate governance rules, we may elect to rely on such exemptions in the future.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices, see Item 6. “Directors, Senior Management and Employees” of our Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a remuneration committee and a nominating and corporate governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject to the attainment of pre-set periodic objectives, individual and Company targets determined annually, and to discretionary evaluations.
☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Taylor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.
☑	Maintain a majority independent Board of Directors, including two external directors under the Companies Law.	☑
Include in our compensation policy measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit and remuneration committees.

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the diversity of the Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	1

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days of May 26, 2024, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 36,261,634 Ordinary Shares outstanding as of May 26, 2024.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad	7,885,348	20.22%
Yair Nechmad	8,915,188	22.86%
David Ben-Avi	7,530,165	19.31%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Tami Erel	*	*
Gal Omer	*	*
Moshe Orenstein	*	*
Oded Frenkel	*	*
Ella Shechtman	*	*
Moshe Shmaryahu	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
All executive officers and Board members as a group (18 individuals)	24,330,701	63.88%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request that you carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in our Annual Report.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

ELECTION OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR MR. REUVEN BEN
MENACHEM AND MR. ERAN HAVSHUSH AS DIRECTORS

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of the directors (other than external directors) expires at each annual general meeting, at which time directors are nominated or re-nominated to serve a one-year term that expires at the annual general meeting held in the year following such election.

The term of office of each of the current directors of the Company expires at the General Meeting. The Company is proposing the re-election of four of its current directors, Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor and Mr. Reuven Ben Menachem, as well as the election for the first time as a director of Eran Havshush, who, if elected, would replace Mr. Amir Nechmad, who has not been renominated. If elected, each re-elected or elected director would serve for a one-year term until the next annual general meeting.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the 2025 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if re-elected, should not be able to serve as a director.

Each of Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Mr. Eran Havshush has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Board of Directors has determined that each of Mr. Nir Dor and Mr. Reuven Ben Menachem qualifies as an independent director under the applicable requirements of Nasdaq and the Exchange Act.

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. Pursuant to such regulations, each such director currently receives an annual fee of NIS 76,888 (equal to approximately $20,993) and a per meeting fee of NIS 2,863 (equal to approximately $779). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

In addition to the above, Mr. Havshush, has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $112,000, $88,000 and $43,000 in 2022, 2023 and 2024 (to date), respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $148,000, $64,000 and $9,000 in 2022, 2023 and 2024 (to date), respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement, pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $5,400 to $8,500, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the new service agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates of between NIS 200 and NIS 250 (equal to approximately $54 and $68, respectively), subject to a 25% discount.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi (collectively, the “Founders”).

Following his election to the Board, Mr. Havshush and A. Omer & Co. are expected to continue to provide services to the Company and the Founders, as described above.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Yair Nechmad	61	Co-Founder, Chairman of the Board and CEO
David Ben-Avi	50	Co-Founder, Director and Chief Technology Officer
Nir Dor	60	Director
Reuven Ben Menachem	63	Director
Eran Havshush	48	Director

Yair Nechmad has served as our Chief Executive Officer and Chairman of our Board of Directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1990 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi has served as our Chief Technology Officer and a member of our Board of Directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served in and held various positions at a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Nir Dor has served as a member of our Board of Directors since 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the Board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem has served as a member of our Board of Directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Eran Havshush has served as a partner in A. Omer & Co., an Israeli accounting firm, since 2002, and has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Mr. Havshush also served as the Company's auditor from 2006 to 2009. Mr. Havshush is a certified public accountant and holds a Bachelor of Arts degree in Economics and Accounting and a Master of Business Administration specializing in finance, both from Bar-Ilan University in Ramat Gan, Israel.

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2025, and until the respective successor of each of the nominees is duly elected and qualified:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINATION OF EACH OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN MENACHEM AND MR. ERAN HAVSHUSH TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

ELECTION OF MS. RINA SHAFIR AND MS. VERED RAZ AVAYO AS EXTERNAL DIRECTORS

Pursuant to the regulations promulgated under the Companies Law, public companies must elect at least two external directors. The appointment of external directors must be made by a general meeting of our shareholders. The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law. The initial term of the Company's current external directors, Ms. Vered Raz Avayo and Ms. Rina Shafir, ends on August 3, 2024, and the Company has determined to renominate Ms. Rina Shafir and Ms. Vered Raz Avayo for an additional three-year term.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a simple majority of the voting power represented at the General Meeting and voting in person or by proxy, excluding abstentions, provided that either:

•
such majority includes at least a majority of the votes cast at the General Meeting who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder), excluding abstentions, to which we refer as a disinterested majority; or

•
the total votes cast at the General Meeting by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) against the election of the external director does not exceed 2% of the aggregate voting power in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager.

Notwithstanding the above, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as described above. Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her three-year term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to Item 6.C. “Board Practices – External Directors” in our Annual Report.

Ms. Shafir and Ms. Raz Avayo were elected by shareholders as external directors of the Company on August 3, 2021, prior to our initial public offering on Nasdaq.

The Company has received a statement from each of Ms. Rina Shafir and Ms. Vered Raz Avayo in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that each of Ms. Rina Shafir and Ms. Vered Raz Avayo is financially literate as contemplated by the rules of Nasdaq, and that each meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that Ms. Rina Shafir and Ms. Vered Raz Avayo each has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that Ms. Rina Shafir and Ms. Vered Raz Avayo each has “financial and accounting” expertise pursuant to Companies Law regulations.

Each of Ms. Rina Shafir and Ms. Vered Raz Avayo will be entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as in effect from time to time. Pursuant to such regulations, each external director currently receives an annual fee of NIS 76,888 (equal to approximately $20,993) and a per meeting fee of NIS 2,863 (equal to approximately $779). In addition, each external director is entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

The biographical information for each of Ms. Rina Shafir and Ms. Vered Raz Avayo, each of whose election as an external director will be subject to approval at the Meeting, appears below:

Rina Shafir. Ms. Shafir has served as a member of our board of directors since 2021. Ms. Shafir also currently serves as an independent director and chairperson of the audit committee for IBI Investment House Ltd. and Shlomo Real Estate Ltd. She also serves as an independent director and chairperson of the finance committee of Almeda Ventures, and as an independent director of Sunflower Sustainable Industries Ltd., Ackerstein Group Ltd. and Yahav Educational Fund & Savings for Physicians Ltd. Ms. Shafir is a member of Investment Committee of Israel’s Sovereign Wealth Fund (The Israeli Citizens’ Fund). Ms. Shafir has also previously served as an independent director and chairperson of the investment committee at Analyst Provident Funds Ltd. and as an independent director of Biolight Life Sciences Ltd., Kesem ETFs Ltd., Clal Finance Ltd. and Gamatronic Industries Ltd. Ms. Shafir has previously served as senior vice president at the Tel Aviv Stock Exchange Ltd, Head of the Trading Department and Clearing Houses until 2012 and CEO at Impact—Investments Portfolio Management Ltd., a subsidiary of Union Bank. Ms. Shafir holds a Bachelor of Arts in economics and an MBA from the University of Tel Aviv.

 Vered Raz Avayo. Ms. Avayo has served as a member of our board of directors since 2021. Ms. Raz Avayo currently serves as CEO of Amor Business Development and Consulting Ltd. and as a director of Apollo Power Ltd. (TASE: APLP), Foresight Autonomous Holdings Ltd. (Nasdaq: FRSX) and Shikun & Binui Energy Ltd. (TASE: SKBN). Ms. Raz Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation and from 2021 to January 2022 served as chief financial officer of Save Foods Inc. (Nasdaq: SVFD). Ms. Raz Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

The vote for the approval of the election of each of the external directors shall be made separately.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to elect each of the following nominees as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Companies Law:

a.	Ms. Rina Shafir; and

b.	Ms. Vered Raz Avayo."

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve each matter in Proposal 3, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINATION OF EACH OF MS. RINA SHAFIR AND MS. VERED RAZ AVAYO AS AN EXTERNAL DIRECTOR OF THE COMPANY, EACH FOR A THREE-YEAR TERM, SUBJECT TO, AND IN ACCORDANCE WITH, THE PROVISIONS OF THE COMPANIES LAW.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yair Nechmad

Chairman of the Board of Directors
Dated: May 30, 2024